SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of March 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

General Shareholders' Meeting Agenda Details for the Fiscal Year of 2001

On March 7, 2002, Kookmin Bank disclosed the following agenda details for the general shareholders' meeting for the fiscal year of 2001.

1 Time and Venue

- Time: Friday, March 22, 2002, 10 A.M.
- Venue: auditorium, 4th floor, Yoido Headquarters, 36-3 Yoido-dong, Youngdeungpo-ku, Seoul, Korea 150-758

2 Agenda and the Detailed Information

2.1 *Agendum No. 1. Approval of Non-Consolidated Financial Statements (Balance sheet, Income statement and Statement of appropriation of retained earnings) for the Fiscal Year of 2001 (2001. 1. 1 ~ 12. 31)*

Please find the Exhibits attached at the end of this document.

Exhibit Index

1. Non-Consolidated Balance Sheets as of December 31, 2001 and 2000
2. Non-Consolidated Income Statements for the Years Ended December 31, 2001 and 2000
3. Non-Consolidated Statements of Appropriations of Retained Earnings for the Years Ended December 31, 2001 and 2000

2.2 *Agendum No. 2. Amendment to the Articles of Incorporation*

Before	As amended
Article 13 (Stock Options)	**Article 13 (Stock Options)**
(1) The Bank may grant stock options to its officers and employees pursuant to the provisions of the Securities and Exchange Act (hereinafter the "SEA"), by a special resolution of the General Meeting of Shareholders, to the extent not exceeding fifteen percent (15%) of the total number of issued and outstanding shares; provided that the Bank may grant stock options by a resolution of the Board of Directors, to the extent not exceeding one percent (1%) of the total number of issued and outstanding shares.	(1) The Bank may grant stock options to its officers and employees pursuant to the provisions of the SEA, by a special resolution of the General Meeting of Shareholders, to the extending not exceeding fifteen percent (15%) of the total number of issued and outstanding shares; provided that the Bank may grant stock options by a resolution of the Board of Directors, to the extent not exceeding one percent (1%) of the total number of issued and outstanding shares*, in such case, the Bank must obtain the approval of shareholders at the nearest forthcoming General Meeting of Shareholders.*
(8) The Bank may impose the condition of achievement of detailed performance for the	(8) *In case of granting stock options to the management, the Bank must impose the condition of achievement of detailed*

Before	As amended
exercise of stock options, and may postpone or cancel the exercise of stock options if such condition is not satisfied.	*performance for the exercise of stock options,* and may postpone or cancel the exercise of stock options if such condition is not satisfied. **ADDENDUM** **Article 1 (Effective Date)** *These Articles of Incorporation shall become effective on and after March 22nd of 2002.*

2.3 Agendum No. 3. Appointment of Directors

Kookmin Bank shareholder representatives and the Board of Directors have nominated 10 people for 10 Non-Executive Director seats. Seven were nominated by shareholder representatives and the remaining three were nominated by the Board of Directors. In addition, the Nominating Committee of Members for Audit Committee has nominated two people for two Executive Director seats. The 12 nominees will be recommended for election at this general shareholders meeting.

The nominees are as follows:

List of Nominees for Executive Directors

Name	Career	Nominator
Choulju Lee (11/22/1939)	• Director & Executive Vice President, Hanil Bank • Statutory Auditor, H&CB • *Auditor & Executive Director, Kookmin Bank	Nominating Committee of Members for Audit Committee
Soonchul Lee (10/15/1946)	• Head of Supervision Planning & Coordination Department, Financial Supervisory Service • Head of General Affairs Department, Financial Supervisory Service • *Deputy Governor, Financial Supervisory Service	Nominating Committee of Members for Audit Committee

*Present position

List of Nominees for Non-Executive Directors

Name	Career	Nominator
Henry Cornell (04/11/1956)	• David, Polk & Wardwell • Vice President, Goldman Sachs • *Managing Director, Goldman Sachs	Shareholder representative (GS Capital)
Kyunghee Yoon (01/05/1947)	• Branch Manager, ING Barings, Ltd. • *Country Manager & Managing Director, ING Barings, Ltd., Korea	Shareholder representative (ING Insurance International B. V.)
Kunseek Oh (09/12/1946)	• Director, Pension Improvement Committee • Director, National Pension Corporation • *Researcher, Kwangju Society Research Institute	Shareholder representative (National Pension Corporation)
Moonsoul Chung (03/07/1938)	• President, Mirae Corporation • *Advisor, Mirae Corporation	Shareholder representative (Young Poong Corporation)
Sunjin Kim (06/08/1942)	• Vice President, Yuhan Corporation • *Member of Advisory on Stocks Practice of Korea Listed Companies Association • *President, Yuhan Corporation	Shareholder representative (DEG-MBH)
Dongsu Chung (09/24/1945)	• Deputy General Manager, Office of National Budget Administration • Assistant Minister, Planning & Management Office of Ministry of Planning & Budget • Vice Minister, Ministry of Environment	Shareholder representative (Bowhan Jung)
Sunjae Cho (02/09/1944)	• President, National Institute for International Education Development • Vice Minister, Ministry of Education • *Chairman, Korean Teachers Credit Union	Shareholder representative (Korean Teachers Credit Union)
Woonyoul Choi (04/02/1950)	• Chairman, KOSDAQ Committee • *Professor, Finance, Sogang University • *President, Korea Securities Research Institute	Board of Directors
Jihong Kim (06/08/1956)	• Executive Director, Korea Academy of International Business • Associate Researcher, Korea Development Institute • *Professor, Business & Economics, Hanyang University	Board of Directors
Timothy Hartman (03/01/1939)	• CEO, Balwin United Corporation • CFO & EVP, NCNB Corporation • Chairman, NCNB-Texas • *Director, Infornet Services Corporation	Board of Directors

*Present position

2.4 Agendum No. 4. Appointment of Candidates for the Members of the Audit Committee Who Are Executive Directors

Name	Career	Nominator
Soulju Lee (11/22/1939)	• Director & Executive Vice President, Hanil Bank • Statutory Auditor, H&CB • *Auditor & Executive Director, Kookmin Bank	Nominating Committee of Members for Audit Committee
Soonchul Lee (10/15/1946)	• Head of Supervision Planning & Coordination Department, Financial Supervisory Service • Head of General Affairs Department, Financial Supervisory Service • *Deputy Governor, Financial Supervisory Service	Nominating Committee of Members for Audit Committee

*Present position

2.5 Agendum No. 5. Appointment of Candidates for the Members of the Audit Committee Who Are Non-Executive Directors

Name	Current Position	Nominator
Sunjin Kim (06/08/1942)	• Vice President, Yuhan Corporation • *Member of Advisory on Socks Practice of Korea Listed Companies Association • *President, Yuhan Corporation	Nominating Committee of Members for Audit Committee
Kyunghee Yoon (01/05/1947)	• Branch Manager, ING Barings, Ltd. • *Country Manager & Managing Director, ING Barings, Ltd., Korea	Nominating Committee of Members for Audit Committee
Kunseek Oh (09/12/1946)	• Director, Pension Improvement Committee • Director, National Pension Corporation • *Researcher, Kwangju Society Research Institute	Nominating Committee of Members for Audit Committee
Sunjae Cho (02/09/1944)	• President, National Institute for International Education Development • Vice Minister, Ministry of Education • *Chairman, Korean Teachers Credit Union	Nominating Committee of Members for Audit Committee

*Present position

2.6 Agendum No. 6. Approval of the Aggregate Remuneration Limit for Directors

8 billion Won will be proposed as the maximum amount of aggregate compensation that may be disbursed to the directors of Kookmin Bank each fiscal year. The board of directors will authorize and ratify the payment allocation.

3 Compensation of Directors

3.1 Aggregate of the Remuneration Paid to Directors

(From November 1 to December 31, 2001, Unit: Million Won)

	Aggregate Payment	Maximum Amount of Aggregate Compensation to be Payable	Average Paid Amount per Person
Executive Directors	428	8,000	54
Non-Executive Directors	141		7
Total	**569**	**8,000**	**61**

3.2 Stock Options Granted to Directors

(From November 1 to December 31, 2001)

Title	Name	Number of Options	Grant Date
Chairman	Sanghoon Kim	150,000 common shares	November 16, 2001
*President & CEO	Jungtae Kim	500,000 common shares	November 16, 2001

* For President & CEO, additional shares (up to 200,000 shares) shall be granted if the average closing price of Kookmin Bank's stock from August 17, 2004 to November 16, 2004 (or for the three months prior to his resignation, if he resigns earlier thank his original tenure) is higher than the stock prices of any other bank listed on the Korea Stock Exchange. The number of such additional shares shall be calculated subject to the performances-based indicators and targets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 7, 2002

By: [signature]
(Signature)

Name: Yoo-Hwan Kim
Title: Senior Executive Vice President & Chief Financial Officer

Exhibit 1

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS
as of December 31, 2001 and 2000

	In Millions of Korean Won				In Thousands of U.S. Dollars			
	2001		2000		2001		2000	
ASSETS :								
Cash and due from banks	₩	7,503,624	₩	6,355,464	US$	5,658,415	US$	4,792,598
Trading securities		6,414,148		2,457,754		4,836,851		1,853,370
Investment securities		27,003,206		16,893,551		20,362,873		12,739,274
Loans		107,029,959		50,570,411		80,710,323		38,134,689
Fixed assets		2,924,471		1,272,126		2,205,317		959,299
Other assets		6,018,394		3,972,267		4,538,416		2,995,451
Total Assets	₩	156,893,802	₩	81,521,573	US$	118,312,195	US$	61,474,680
LIABILITIES AND SHAREHOLDERS' EQUITY :								
Deposits	₩	115,161,304	₩	56,522,145	US$	86,842,096	US$	42,622,838
Borrowings		12,556,052		7,066,273		9,468,405		5,328,612
Debentures		9,076,028		6,674,942		6,844,151		5,033,513
Other liabilities		11,186,876		7,001,692		8,435,922		5,279,913
Total Liabilities		147,980,260		77,265,052		111,590,574		58,264,876
Commitments and Contingencies								
Common stock		1,498,487		1,498,067		1,129,995		1,129,679
Preferred stock		-		200,000		-		150,818
Capital surplus		5,683,964		1,600,590		4,286,226		1,206,990
Retained earnings		1,427,475		875,045		1,076,446		659,864
Capital adjustments		303,616		82,819		228,954		62,453
Total Shareholders' Equity		8,913,542		4,256,521		6,721,621		3,209,804
Total Liabilities and Shareholders' Equity	₩	156,893,802	₩	81,521,573	US$	118,312,195	US$	61,474,680

Note:

1. All references to "Korean Won" or "₩" in this document are to the currency of the Republic of Korea, and all references to "U.S. Dollars" or "$" are to the currency of the United States of America.
2. The Won / Dollar translation rate is 1,326.1 Won for 1 Dollar in 2001 and 2000.
3. The amounts expressed in U.S. Dollars are provided soley for the convenience of the reader and have not been audited.
4. The comparative financial statements state the results based on purchase accounting method, which deems former Kookmin Bank as an ongoing entity having acquired former H&CB on November1, 2001. Therefore, all statements for the year of 2000 shall be based on the financial statements of former Kookmin Bank.

Exhibit 2

KOOKMIN BANK

NON-CONSOLIDATED INCOME STATEMENTS
for the years ended December 31, 2001 and 2000

	In Millions of Korean Won		In Thousands of U.S. Dollars	
	2001	2000	2001	2000
Interest income :				
Interest on due from banks	₩ 78,983	₩ 342,313	US$ 59,560	US$ 258,135
Interest on trading securities	172,045	172,001	129,738	129,704
Interest on investment securities	1,429,652	1,405,833	1,078,088	1,060,126
Interest on loans	5,512,882	4,405,543	4,157,214	3,322,180
Other interest income	123,354	79,790	93,020	60,169
	7,316,916	6,405,480	5,517,620	4,830,314
Interest expenses :				
Interest on deposits	3,613,398	3,048,313	2,724,831	2,298,705
Interest on borrowings	513,876	489,342	387,509	369,008
Interest on debentures	531,244	674,393	400,606	508,554
Other interest expenses	62,354	40,651	47,021	30,655
	4,720,872	4,252,699	3,559,967	3,206,922
Net interest income	2,596,044	2,152,781	1,957,653	1,623,393
Bad debt expenses	992,249	640,980	748,246	483,357
Net interest income after bad debt expenses	1,603,795	1,511,801	1,209,407	1,140,035
Non-interest income :				
Fees & commission income	620,575	331,807	467,970	250,213
Dividends on trading securities	323	1,908	244	1,439
Dividends on investment securities	6,679	43,773	5,037	33,009
Gain on foreign currency transactions	359,423	278,607	271,038	210,095
Gain on derivatives	2,278,142	1,376,112	1,717,926	1,037,714
Other	411,847	414,206	310,570	312,349
	3,676,989	2,446,413	2,772,784	1,844,818
Non-interest expenses :				
Fees & commission expenses	138,835	50,967	104,694	38,434
General and administrative expenses	1,458,544	1,010,974	1,099,875	762,366
Loss on foreign currency transactions	211,401	82,648	159,416	62,324
Loss on derivatives	2,317,916	1,492,914	1,747,919	1,125,793
Other	308,542	427,084	232,669	322,060
	4,435,238	3,064,587	3,344,573	2,310,977
Operating income	845,546	893,627	637,619	673,876
Non-operating income, net	246,705	145,769	186,038	109,923
Net income before income tax expenses	1,092,251	1,039,396	823,657	783,799
Income tax expenses	351,686	319,696	265,203	241,080
Net income	₩ 740,565	₩ 719,700	US$ 558,453	US$ 542,719
Basic earnings per share	₩ 3,706	₩ 4,047	US$ 2,795	US$ 3,052
Diluted earnings per common share	₩ 3,545	₩ 3,464	US$ 2,673	US$ 2,612

Note:

1. All references to "Korean Won" or "₩" in this document are to the currency of the Republic of Korea, and all references to "U.S. Dollars" or "$" are to the currency of the United States of America.
2. The Won / Dollar translation rate is 1,326.1 Won for 1 Dollar in 2001 and 2000.
3. The amounts expressed in U.S. Dollars are provided soley for the convenience of the reader and have not been audited.
4. The comparative financial statements state the results based on purchase accounting method, which deems former Kookmin Bank as an ongoing entity having acquired former H&CB on November1, 2001. Therefore, all statements for the year of 2000 shall be based on the financial statements of former Kookmin Bank.

Exhibit 3

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS
for the years ended December 31, 2001 and 2000

Dates of appropriations : March 22, 2002 for 2001 and March 15, 2001 for 2000

	In Millions of Korean Won		In Thousands of U.S. Dollars	
	2001	2000	2001	2000
Retained earnings before appropriations :				
Unappropriated retained earnings carried over from prior year	₩ 37	₩ 20	US$ 28	US$ 15
Cumulative effect of accounting changes	(68,184)	(39,621)	(51,417)	(29,878)
Net income	740,565	719,700	558,453	542,719
	672,418	680,099	507,064	512,856
Transferred from prior years' reserves:				
Reserves for overseas investment losses	8,483	10,800	6,397	8,144
Appropriations:				
Legal reserves	74,100	72,000	55,878	54,295
Reserves for business rationalization	1,000	4,800	754	3,620
Cash dividends (2.0% for common stock in 2001, 10.0% for common stock and 1.0% for preferred stock in 2000)	29,967	151,009	22,598	113,875
Stock dividends (6.0% for common stock in 2001)	89,900	-	67,793	-
Voluntary reserves	480,000	463,000	361,964	349,144
Other reserves	817	53	616	40
	675,784	690,862	509,603	520,973
Unappropriated retained earnings carried over to the subsequent year	₩ 5,117	₩ 37	US$ 3,859	US$ 28

Note:

1. All references to "Korean Won" or "₩" in this document are to the currency of the Republic of Korea, and all references to "U.S. Dollars" or "$" are to the currency of the United States of America.
2. The Won / Dollar translation rate is 1,326.1 Won for 1 Dollar in 2001 and 2000.
3. The amounts expressed in U.S. Dollars are provided soley for the convenience of the reader and have not been audited.
4. The comparative financial statements state the results based on deems accounting method, which preserves former Kookmin Bank as an ongoing entity having acquired former H&CB on November1, 2001. Therefore, all statements for the year of 2000 shall be based on the financial statements of former Kookmin Bank.